

Mail Stop 3561

March 25, 2009

Raymond L. Arthur
Chief Financial Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

> Re: **The Pep Boys – Manny, Moe & Jack**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed May 1, 2008**
> **Forms 10-Q for Fiscal Quarters Ended**
> **May 3, 2008, August 2, 2008 and November 1, 2008**
> **Filed June 11, 2008, September 10, 2008 and December 10, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 9, 2008**
> **File No. 001-03381**

Dear Mr. Arthur:

We have reviewed your response letter dated February 26, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Summary, page 14

1. We note your response to comment 20 from our letter dated January 30, 2009. Please confirm that you will identify the members of management that participate in the engagement of the management consultant should you engage such a consultant in the future.

Components of Compensation, page 15

2.   We note your response to comment 23 from our letter dated January 30, 2009. While we continue to believe disclosure is required pursuant to Instruction 4 to Item 402(b) of Regulation S-K under the circumstances described, we also note your assertion that this provision is not applicable in 2008. Should this be reinstated in the future, please provide the requested disclosure. Please refer to Question 118.04 of the Compliance & Disclosure and Interpretations of Regulation S-K available on our website on www.sec.gov. Please confirm your understanding in this regard.

3.   We note your response to comment 25 from our letter dated January 30, 2009. We also note that you no longer use individual performance assessment scores to help determine equity grants. Please confirm that you will discuss material changes in your compensation programs between fiscal 2007 and fiscal 2008 and the underlying reasons for those changes in your Compensation Discussion and Analysis section for the year ended on or about February 2, 2009.

Summary Compensation Table, page 20

4.   We note your response to comments 27 and 31 from our letter dated January 30, 2009. Please be advised that, in general, a narrative discussion should follow after the Grants of Plan based awards table to discuss any additional material factors that is necessary for an understanding of the information disclosed in those tables. The narrative discussion that is to follow the Nonqualified Deferred Compensation table should also discuss any additional material factors that are necessary for an understanding of the information disclosed in that table. Please confirm your understanding in this regard and that you will, if applicable, include these narrative discussions in your Form 10-K for the fiscal year ended on or about February 2, 2009. Please refer to Item 402(e) and Item 402(i)(3) of Regulation S-K and II(C) of Securities Act Release 33-8732A.

Grants of Plan Based Awards, page 22

5.   We note your response to comment 30 from our letter dated January 30, 2009. We believe that the potential payout under your short-term incentive plan constitutes an award or grant for purposes of the Grants of Plan Based Awards table and you should therefore disclose, for the fiscal year covered by the report, the potential payouts under this plan. Please confirm that you will include such disclosure in your future filings. Alternatively, please provide us your detailed analysis as to why these potential payouts are not awards requiring disclosure in the Grants of Plan Based Awards table as well as how you characterize the payouts.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or me at 202-551-3725 with any questions.

Sincerely,



H. Christopher Owings
Assistant Director